Bravo Golf LLC (the "Company") a Delaware Corporation

Financial Statements

From inception (Feb 16, 2022) - December 31, 2022

Bravo Golf LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking (7101) - 1	824.76
Total Bank Accounts	**$824.76**
Total Current Assets	**$824.76**
TOTAL ASSETS	**$824.76**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner draws	-93.92
Owner investments	7,450.00
Retained Earnings	
Net Income	-6,531.32
Total Equity	**$824.76**
TOTAL LIABILITIES AND EQUITY	**$824.76**

Bravo Golf LLC

Profit and Loss % of Total Income

February - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Income		
Sales	986.17	100.00 %
Total Income	**$986.17**	**100.00 %**
Cost of Goods Sold		
Cost of goods sold	3,000.00	304.21 %
Subcontractor expenses	2,045.00	207.37 %
Total Cost of goods sold	**5,045.00**	**511.58 %**
Total Cost of Goods Sold	**$5,045.00**	**511.58 %**
GROSS PROFIT	**$ -4,058.83**	**-411.58 %**
Expenses		
Advertising & marketing	110.00	11.15 %
Bank Return of Funds	-575.60	-58.37 %
Legal & accounting services	1,500.00	152.10 %
Legal fees	500.00	50.70 %
Total Legal & accounting services	**2,000.00**	**202.80 %**
Meals	74.32	7.54 %
Office expenses		
Software & apps	763.77	77.45 %
Total Office expenses	**763.77**	**77.45 %**
Total Expenses	**$2,372.49**	**240.58 %**
NET OPERATING INCOME	**$ -6,431.32**	**-652.15 %**
Other Expenses		
Vehicle expenses		
Vehicle gas & fuel	100.00	10.14 %
Total Vehicle expenses	**100.00**	**10.14 %**
Total Other Expenses	**$100.00**	**10.14 %**
NET OTHER INCOME	**$ -100.00**	**-10.14 %**
NET INCOME	**$ -6,531.32**	**-662.29 %**

Bravo Golf LLC

Statement of Cash Flows

February - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,531.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -6,531.32**
FINANCING ACTIVITIES	
Owner draws	-93.92
Owner investments	7,450.00
Net cash provided by financing activities	**$7,356.08**
NET CASH INCREASE FOR PERIOD	**$824.76**
CASH AT END OF PERIOD	**$824.76**

Bravo Golf LLC

Statement of Equity

For the Year Ended December 31, 2022

Equity Item	Amount ($)
Owner Draws	-$93.92
Owner Investments	$7,450.00
Retained Earnings	$824.76
Net Income	-$6,531.32
Total Equity	$824.76

Bravo Golf LLC
Notes to the Financial Statements
February 16, 2022 (inception)
$USD

1. ORGANIZATION AND PURPOSE

Bravo Golf LLC (the "Company") is a corporation organized in February 16, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.